WILL LIEBMANN 210.281.7075/fax: 210.224.2035 wliebmann@akingump.com

October 12, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549
Attention: Mr. H. Christopher Owings, Mail Stop 3561

Re:	United Fuel & Energy Corporation Amendment No. 1 on Form S-1 to Registration Statement on Form S-3 Filed September 27, 2006 File No. 333-135325

Dear Mr. Owings:

On behalf of our client United Fuel & Energy Corporation (the “Company”), we are responding by this letter to the Staff’s comments to the Company conveyed during my telephone conversation on the morning of October 10, 2006, with Mr. David Mittelman and Mr. Scott Anderegg of your office relating to the above-referenced Amendment No. 1 on Form S-1 to the Registration Statement on Form S-3 (the “Registration Statement”).

In my telephone conversation with Mr. Mittelman and Mr. Anderegg, Mr. Mittelman reissued the Staff’s prior comment number two from its letter to the Company dated July 18, 2006. In addition, Mr. Mittelman requested that we provide further analysis of Falcon Seaboard Investment Company, L.P.’s beneficial ownership of the Company’s common stock and to evaluate whether Falcon Seaboard Investment Company, L.P. should be treated as a statutory underwriter. Falcon Seaboard Investment Company, L.P. is a selling security holder listed in the Registration Statement. The Staff’s prior comment number two from its letter to the Company dated July 18, 2006, is restated below in its entirety:

We note that you are registering a total of 16,847,127 shares of common stock in this offering and according to your last 10-Q for the quarter ended March 31, 2006 you had a total of 13,656,202 shares of common stock outstanding. Given the nature and size of your offering, please advise us of your basis for determining that your offering is appropriately characterized as an offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

U.S. Securities and Exchange Commission
October 12, 2006

As amended, the Registration Statement currently seeks to register a total of 18,522,860 shares of the Company’s common stock (the “Common Stock”). As reported on the Company’s last Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, the Company had a total of 13,656,202 shares of Common Stock outstanding as of August 2, 2006.

The Company is relying on:

•
Rule 415(a)(1)(i) which permits an offering to be made on a continuous or delayed basis provided that the registration statement pertains only to “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary”;

•
Rule 415(a)(1)(iii) which permits an offering to be made on a continuous or delayed basis provided that the registration statement pertains only to “securities which are to be issued upon the exercise of outstanding options, warrants or rights;” and

•
Rule 415(a)(1)(iv) which permits an offering to be made on a continuous or delayed basis provided that the registration statement pertains only to “securities which are to be issued upon conversion of other outstanding securities.”

We note that none of the selling security holders included in the Registration Statement are the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.

Of the 18,522,860 shares of Common Stock covered by the Registration Statement, 6,469,521 shares are currently issued and outstanding. The remaining 12,053,339 shares of Common Stock covered by the Registration Statement include: (i) 8,533,339 shares of Common Stock that are issuable upon conversion of the 12,800 shares of the Company’s outstanding Series A Preferred Stock (the “Preferred Stock”); (ii) 2,820,000 shares of Common Stock that are issuable upon exercise of outstanding warrants; and (iii) 700,000 shares of Common Stock that may be issuable as dividends to the holders of the Preferred Stock.

Analysis of Falcon Seaboard Beneficial Ownership

One of the selling security holders listed in the Registration Statement is Falcon Seaboard Investment Company, L.P. (“Falcon Seaboard”). Falcon Seaboard purchased 3,000 shares of Preferred Stock on April 25, 2006 in a private placement from the Company. The 3,000 shares of Preferred Stock are currently convertible into 2,000,000 shares of Common Stock. It is these 2,000,000 shares of Common Stock that are being offered by Falcon Seaboard as a selling security holder under the Registration Statement.

U.S. Securities and Exchange Commission
October 12, 2006

Since Falcon Seaboard’s beneficial ownership exceeded 10% of the outstanding Common Stock, Falcon Seaboard filed both a Schedule 13D and an Initial Statement of Beneficial Ownership of Securities on Form 3 on May 5, 2006, reporting its beneficial ownership of the Common Stock.

On April 21, 2006, in connection with its execution of a subscription agreement to purchase the 3,000 shares of Preferred Stock from the Company, Falcon Seaboard entered into a voting agreement with Mr. Thomas E. Kelly and Mr. Charles McArthur (the “Voting Agreement”). Pursuant to the Voting Agreement, both Mr. Kelly and Mr. McArthur agreed to vote their shares of Common Stock at any meeting of the stockholders of the Company in favor of electing one member designated by Falcon Seaboard to the Company’s board of directors and against any nominees for election to the Company’s board of directors to whom Falcon Seaboard might reasonably object. However, we note that neither the Voting Agreement nor any other agreement obligates the Company or any other party to nominate a person designated by Falcon Seaboard to the Company’s board of directors. In addition, while the Voting Agreement enables Falcon Seaboard to share voting control over a substantial number of shares of Common Stock, the shared voting control is very limited in scope. The Voting Agreement will expire on the date Falcon Seaboard ceases to own the lesser of (x) at least 5% of the outstanding shares of Common Stock or (y) 1,000,000 shares of Common Stock. A copy of the Voting Agreement was filed as exhibit 99.2 to Falcon Seaboard’s Schedule 13D filed on May 5, 2006.

As of May 5, 2006, Mr. Kelly and Mr. McArthur owned an aggregate of 7,635,733 shares of Common Stock. Because the Voting Agreement permits Falcon Seaboard to share voting control with Mr. Kelly and Mr. McArthur over the shares of Common Stock owned by Mr. Kelly and Mr. McArthur, Falcon Seaboard has included Mr. Kelly’s and Mr. McArthur’s shares in its beneficial ownership numbers in both its Schedule 13D and in the Registration Statement.

On August 14, 2006, Mr. E. H. Dewhurst was appointed to the Company’s board of directors. Mr. Dewhurst is an officer of Falcon Seaboard’s general partner and, according to disclosure contained in Falcon Seaboard’s Schedule 13D, his principal occupation is to acquire and manage investments for Falcon Seaboard and to act as an executive manager of companies affiliated with Falcon Seaboard.

The selling security holders table on page 60 of the Registration Statement includes a column showing the “Number of Shares Beneficially Owned After the Offering” as required by Item 507 of Regulation S-K. In the case of Falcon Seaboard, the number of shares beneficially owned after the offering of the 2,000,000 shares of Common Stock issuable upon conversion of the 3,000 shares of Preferred Stock is shown to be zero. This is because the Voting Agreement would terminate as stated above in the event Falcon Seaboard sold all its 2,000,000 shares of Common Stock in the offering. Once the Voting Agreement terminates, Falcon Seaboard would no longer share voting control with Mr. Kelly and Mr. McArthur over their shares of Common Stock and it would therefore no longer be appropriate for Falcon Seaboard to include Mr. Kelly’s or Mr. McArthur’s shares of Common Stock in its reports of beneficial ownership. Accordingly, assuming for purposes of the selling security holder table that Falcon Seaboard sold all 2,000,000 shares of Common Stock being offered by it under the Registration Statement, Falcon Seaboard would report beneficial ownership of zero shares following the completion of the offering.

U.S. Securities and Exchange Commission
October 12, 2006

Analysis of Falcon Seaboard’s Underwriter Status

We respectfully submit that Falcon Seaboard is not an underwriter. We note that Item D. 29 of the Staff’s Manual of Publicly Available Telephone Interpretations states that in determining whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer, consideration should be given to “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We have discussed Falcon Seaboard’s relationship to the Company and the number of shares that Falcon Seaboard is offering under the Registration Statement above. The remainder of this analysis will consider the other factors.

Falcon Seaboard’s Holding Period

Falcon Seaboard committed to purchase shares of Preferred Stock for a set purchase price on April 21, 2006, and it has held the securities since the second and final closing of the private placement, which occurred on April 25, 2006. During the period from April 25, 2006 through the date of this letter, Falcon Seaboard has accepted market risk for the securities acquired by it, and the trading price of the Common Stock has ranged between $1.01 and $2.05 during that period.

Circumstances of Falcon Seaboard’s Receipt of Securities

In February and March 2006, the Company’s management and the Company’s placement agent, met with a number of accredited investors to gauge investor interest in participating in a private placement of the Company’s equity securities. The size and pricing terms of the private placement had not been determined at the time these meetings were held. As a result of these meetings, it became apparent that there was significant outside investor interest in the proposed financing. The Company consulted with its placement agent to determine optimal pricing terms given the Company’s desired funding levels. Belridge Advisors and Peninsula Fund, LP emerged as the lead investors for the financing, and the pricing terms of the transaction were negotiated principally between the Company, its placement agent, Belridge Advisors and Peninsula Fund, LP. The Company closed the first tranche of its private placement with Belridge Advisors, Peninsula Fund, LP, and 12 other investors on March 31, 2006. Falcon Seaboard was not involved in the negotiation of the pricing terms of the private offering and did not purchase any shares of Preferred Stock in the first closing. Falcon Seaboard and six other investors were later offered the opportunity to invest on the same terms as those offered to the investors that purchased shares in the first closing. Falcon Seaboard executed the same transaction documents (consisting of a subscription agreement and registration rights agreement) that were executed by all of the other investors. Falcon Seaboard paid the same purchase price for its shares of Preferred Stock as each of the other 22 investors in the private placement.

U.S. Securities and Exchange Commission
October 12, 2006

Under the terms of the registration rights agreement entered into in connection with the private placement, the Company had a contractual obligation to file the Registration Statement and register the shares purchased by each investor, including Falcon Seaboard, for resale. The registration rights of each investor, including Falcon Seaboard, that participated in the private placement are identical. We are advised that Falcon Seaboard has no current intention to sell either the shares of Preferred Stock that it purchased in the private placement or the underlying shares of Common Stock.

Like every other investor in the private placement, Falcon Seaboard represented in the subscription agreement that it was subscribing to purchase the Preferred Stock solely for its “own account, for investment, and not with a view to, or for resale in connection with, any distribution.” Thus, Falcon Seaboard was not acting as a conduit for the Company. It did not purchase securities from the Company with a view to distributing such securities or for the purpose of offering or selling such securities for the Company, nor has it participated directly or indirectly in any such undertaking.

Falcon Seaboard’s Ordinary Course of Business

We are also of the view that Falcon Seaboard should be able to rely on the Staff's position in the American Council of Life Insurance no-action letter (dated May 10, 1983). In American Council of Life Insurance, the Staff, while noting that underwriter status depends on all of the facts and circumstances surrounding a particular transaction, took the view that insurance companies and similar institutional investors generally should not be deemed underwriters under Section 2(a)(11) with regard to the purchase of large amounts of securities, provided that such securities are acquired in the ordinary course of their business from the issuer or underwriter of those securities and that such purchasers have no arrangements with any person to participate in the distribution of such securities.

U.S. Securities and Exchange Commission
October 12, 2006

It has been represented to us that Falcon Seaboard is a private investment company and a "qualified institutional buyer" (as that term is defined under Rule 144A(a)(1)) with interests in ranching, oil and gas and other private and public investments; and that it routinely makes substantial investments in companies in the ordinary course of its business for its own account. We believe that Falcon Seaboard faces the same types of institutional concerns regarding the liquidity of their investment portfolio as outlined in the American Council of Life Insurance no-action letter. We further believe that Falcon Seaboard has acquired the Preferred Stock (and will acquire the underlying Common Stock) in the ordinary course of its business and that it has no arrangements with the Company or any other person to participate in the distribution of these securities.

Conclusion

Based on the factors described above, we are of the opinion that Falcon Seaboard is not and should not be considered an underwriter under Section 2(a)(11) of the Securities Act with respect to the resale of Common Stock underlying the shares of Preferred Stock acquired by it in the private placement. Because Falcon Seaboard is acting as an investor and not an underwriter, we believe it is appropriate to include Falcon Seaboard’s shares in the Registration Statement and that the inclusion of Falcon Seaboard’s shares in the Registration Statement does not constitute a primary offering of such securities by the Company.

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Should you have any questions regarding this letter or our responses to your comments, please contact me at (210) 281-7075.

Very truly yours,

/s/ Will Liebmann

Will Liebmann

cc:	Charles McArthur
Joseph Fielder, Esq. [Firm]